

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha BANDAI LOGIPAL
(Name of Subject Company)

BANDAI LOGIPAL INC.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

NAMCO BANDAI Holdings Inc.
(Name of Person(s) Furnishing Form)



Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

NAMCO BANDAI Holdings Inc.
Attn: Mr. Akio Fujii, Senior Expert
9F Taiyo Seimei Shinagawa Building
2-16-2, Konan, Minato-ku, Tokyo, 108-0075, Japan
813-5783-5505
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi
Minato-ku, Tokyo, Japan 106-6033
813-5561-4421

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

This amendment is hereby filed for the purpose of withdrawing the Form CB (Commission File Number 005-81061) filed on October 14, 2005 with the U.S. Securities and Exchange Commission (the "Commission").

NAMCO BANDAI Holdings Inc. is withdrawing such Form CB pursuant to a determination that no U.S. holders (as defined in Rule 800 (h)) of the subject company existed as of October 31, 2005, which is 30 days before the anticipated commencement of the business combination in respect of which such Form CB was filed.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) NAMCO BANDAI Holdings Inc. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 14, 2005.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Takeo Takasu
President and Representative Director
(Name and Title)

November 29 , 2005
(Date)